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                                   EXHIBIT 13
                    FORWARD-LOOKING STATEMENTS AND IMPORTANT
                        FACTORS AFFECTING FUTURE RESULTS

         Certain statements in this annual report are forward-looking statements concerning the future operations of SI Diamond Technology, Inc. and it subsidiaries (collectively referred to as the "Company"). The Company is including the following cautionary statement in this Annual Report on Form 10-KSB to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statement made by, or on behalf of, the Company. The factors identified in this cautionary statement are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

         Where any such forward-looking statement includes a statement of the assumptions or basis underlying such forward-looking statement, the Company cautions that, while it believes such assumptions or basis to be reasonable and makes them in good faith, assumed facts or basis almost always vary from actual results, and the differences between assumed facts or basis and actual results can be material, depending upon the circumstances. Where in any forward-looking statement, the Company or its management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. When used in this document, the words "anticipate", "believe", "expect", "estimate", "project", and similar expressions are intended to identify forward-looking statements.

         Taking into account the foregoing, the following are identified as important factors (but not all factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of the Company.

EARLY STAGE OF DFE PRODUCT DEVELOPMENT; NO DFE PRODUCT REVENUES; DFE PRODUCT UNCERTAINTY

         The Company's Diamond Field Emission ("DFE") technology and products resulting therefrom will require significant additional development, engineering, testing and investment prior to commercialization. The Company's leading potential DFE product is the Diamond Field Emission Lamp ("DFEL"). If the DFEL is successful, the Diamond Field Emission Display ("DFED) is also a possibility. There can be no assurance that either the DFEL or the DFED will be successfully developed, be capable of being produced in commercial quantities on a cost-effective basis or be successfully marketed.

HISTORY OF OPERATING LOSSES

         For the year ended December 31, 1997, the Company suffered a net loss of $6,320,901. For the years ended December 31, 1992, 1993, 1994, 1995 and 1996, the Company suffered net losses of $1,630,978, $7,527,677, $7,255,420,
$14,389,856 and $13,709,006, respectively. The Company expects to continue to incur additional operating losses for an extended period of time as it continues to develop products for commercialization, although it expects the magnitude of those losses to decrease. There can be no assurance that the Company will be profitable in the future. Coopers & Lybrand L.L.P., independent auditors of the Company, expressed substantial doubt as to the ability of the Company to continue as a going concern based on accumulated losses from operations. See "Report of Independent Accountants." The Company's operations to date have been primarily financed by the proceeds from the sale of equity securities of the Company and from revenues generated from research and development conducted for third parties; although since the second quarter of 1994, revenues from commercial services and product sales have exceeded those earned through such research and development ("R&D") activities. In order to continue its transition from a contract research and development organization into a Company with viable operations, the Company anticipates substantial product development expenditures for the foreseeable future.




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FUTURE CAPITAL NEEDS AND UNCERTAINTY OF ADDITIONAL FUNDING

         The Company expects to incur substantial expenses for R&D, product testing, production, manufacturing, product marketing, and administrative overhead. The majority of R&D expenditures are for the development of the Company's DFE technology. Further, the Company believes that certain proposed products may not be available for commercial sale or routine use for a period of one to two years. Therefore, it is anticipated that the commercialization of the Company's existing and proposed products will require additional capital in excess of the Company's current sources of funding. The combined effect of the foregoing may prevent the Company from achieving profitability for an extended period of time. Because the timing and receipt of revenues from the sale of products will be tied to the achievement of certain product development, testing, manufacturing and marketing objectives which cannot be predicted with certainty, there may be substantial fluctuations in the Company's results of operations. If revenues do not increase as rapidly as anticipated, or if product development and testing and marketing require more funding than anticipated, the Company may be required to curtail its expansion and/or seek additional financing from other sources. The Company may seek such additional financing through the offer of debt or equity or any combination thereof at any time.

         The Company has developed a plan to allow it to maintain operations until the Company is able to sustain itself on its own revenue. However, existing resources at current spending levels are only available to allow the Company to survive on a day to day basis. The Company's plan is primarily dependent on raising funds through strategic partners and debt offerings as well as raising revenues. The major component of the plan is to seek a strategic partner to inject significant capital into the Company's Diamond Tech One, Inc. ("DTO") subsidiary. In September 1997, the Company retained an investment banker to assist in that process and substantive discussions have been held with several interested parties. It is likely that the result of this process will require the Company to give up majority control and may result in a complete sale of the subsidiary. It is anticipated that the proceeds to the Company from this transaction would allow the Company to stabilize its financial condition by allowing it to pay down debt and provide cash to fund future operations. Furthermore, completion of such a transaction would allow the Company to substantially decrease the cost of its remaining operations by allowing it to reduce costs in numerous areas including facility, selling, general, and administrative costs. This reduction in costs would mean that the Company would require significantly reduced amounts of capital to fund its ongoing operations. Management believes that it has the ability to raise short term funding, if necessary, to enable it to continue operations until such a transaction can be completed.

         In addition, the Company is seeking additional strategic partners to invest in both its Electronic Billboard Technology, Inc. ("EBT"), and Field Emission Picture Element Technology, Inc. ("FEPET") subsidiaries to allow these subsidiaries to continue development of commercial products. It is anticipated that any such strategic partners would receive a minority interest in the subsidiaries of not more than 20% as a result of their investment. It is anticipated that the Company would retain a majority interest of at least 80% in each of these subsidiaries. It is the Company's plan that these investments would allow each of these subsidiaries to continue to develop their products and bring them to the level whereby each subsidiary is operating at break-even or better.

         This plan is based on current development plans, current operating plans, the current regulatory environment, historical experience in the development of electronic products and general economic conditions. Changes could occur which would cause certain assumptions on which this plan is based to be no longer valid. The Company's plan is primarily dependent on increasing revenues and raising additional funds through strategic partners and additional debt offerings. If adequate funds are not available from operations or additional sources of financing, the Company may have to reduce substantially or eliminate expenditures for research and development, testing and production of its products or obtain funds through arrangements with other entities that may require the Company to relinquish rights to certain of its technologies or products. Such results would materially and adversely affect the Company.





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DEPENDENCE ON PRINCIPAL PRODUCTS

         The Company's DFE technology is an emerging technology. The financial condition and prospects of the Company are dependent upon market acceptance and sales of the Company's DFE products and its Electronic Billboard and related electronic display products. Additional R&D needs to be conducted with respect to the DFE products and the Electronic Billboard before marketing and sales efforts can be commenced. Market acceptance of the Company's products will be dependent upon the perception within the electronics and instrumentation industries of the quality, reliability, performance, efficiency, breadth of application and cost-effectiveness of the products. There can be no assurance that the Company will be able to gain commercial market acceptance for its products or develop other products for commercial use.

COMPETITION; POSSIBLE TECHNOLOGICAL OBSOLESCENCE

         The display and semiconductor industries are highly competitive and are characterized by rapid technological change. The Company's existing and proposed products will compete with other existing products and may compete against other developing technologies. Development by others of new or improved products, processes or technologies may reduce the size of potential markets for the Company's products. There can be no assurance that such products, processes or technologies will not render the Company's proposed products obsolete or less competitive. Most of the Company's competitors have greater financial, managerial distribution and technical resources than the Company. The Company will be required to devote substantial financial resources and effort to further R&D. There can be no assurance that the Company will successfully differentiate its products from its competitors' products or that the Company will be able to adapt to evolving markets and technologies, develop new products or achieve and maintain technological advantages.

TECHNOLOGIES SUBJECT TO LICENSES

         As a licensee of certain research technologies, the Company has various license agreements with Microelectronics and Computer Technology Corporation ("MCC") and DiaGasCrown, Inc., wherein the Company has acquired rights to develop and commercialize certain research technologies. In certain cases, agreements require the Company to pay royalties on sale of products developed from the licensed technologies and fees on revenues from sublicensees, where applicable, and to pay for the costs of filing and prosecuting patent applications. Each agreement is subject to termination by either party, upon notice, in the event of certain defaults by the other party. The payment of such royalties may adversely affect the future profitability of the Company.

NO ASSURANCE OF MARKET ACCEPTANCE

         Since its inception, the Company has focused its product development efforts on R&D technologies that the Company believes will be a significant advance over currently available technologies. The Company has limited experience in manufacturing and marketing. The new management team that was put in place in 1996 has experience in manufacturing and marketing; however, with any new technology there is a risk that the market may not appreciate the benefits or recognize the potential applications of the technology. Market acceptance of the Company's products will depend, in part, on the Company's ability to convince potential customers of the advantages of such products as compared to competitive products, and will also depend upon the Company's ability to train manufacturers and others to use the Company's products. There can be no assurance that the Company will be able to successfully market its proposed products even if such products perform as anticipated.




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LIMITED MANUFACTURING CAPACITY AND EXPERIENCE

         The Company has no established commercial manufacturing facilities in the areas in which it is conducting its principal research. Its existing manufacturing, while related, would not directly support manufacturing of the proposed new products. The management team has commercial manufacturing and marketing experience; however, the Company will be required to either employ additional qualified personnel to establish manufacturing facilities or enter into appropriate manufacturing agreements with others. There is no assurance that the Company will be successful in attracting experienced personnel or financing the cost of establishing commercial manufacturing facilities, if required, or be capable of producing a high quality product in quantity for sale at competitive prices.

MARKETING AND SALES UNCERTAINTIES

         There can be no assurance that the DFE related products or the Electronic Billboard and related electronic display products will be successfully developed or that such products will be commercially successful. The Company intends to establish and develop a sales organization to promote, market, and sell its products. This will require significant additional expenditures, management resources and training time. There can be no assurance that the Company will be able to establish such a sales organization.

UNPROVEN TECHNOLOGY; NEED FOR SYSTEM INTEGRATION

         In order to prove that the Company's technologies work and will produce a complete product, the Company must ordinarily integrate a number of highly technical and complicated subsystems into a fully-integrated prototype. There can be no assurance that the Company will be able to successfully complete the development work on any of its proposed products or ultimately develop any marketable products.

DEPENDENCE UPON GOVERNMENT CONTRACTS

         A significant portion of the Company's revenues have been derived from contracts with agencies of the United States government. In the years ended December 31, 1992, 1993, 1994, 1995, 1996, and 1997, such contracts accounted for approximately $930,000, $1,147,000, $820,000, $1,009,000, $2,869,000, and
$854,000, respectively, or approximately 99%, 89%, 41%, 33%, 50%, and 24% of the Company's total revenues for each of those periods. The Company's contracts involving the United States government are or may be subject to various risks, including unilateral termination for the convenience of the government, reduction or modification in the event of changes in the government's requirements or budgetary constraints, increased or unexpected costs causing losses or reduced profits under fixed-price contracts or unallowable costs under cost reimbursement contracts, risks of potential disclosure of the Company's confidential information to third parties, the failure or inability of the prime contractor to perform its prime contract in circumstances where the Company is a subcontractor, the failure of the government to exercise options provided for in the contracts and the exercise of "march-in" rights by the government. March-in rights refer to the right of the government or government agency to exercise a non-exclusive, royalty-free, irrevocable, worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. The programs in which the Company participates may extend for several years but are normally funded on an annual basis. There can be no assurance that the government will continue its commitment to programs to which the Company's development projects are applicable or that the Company can compete successfully to obtain funding available pursuant to such programs. The Company currently has no significant commitment for any government funding beyond December 31, 1997 and intends to seek only government funding that directly relates to projects associated with achievement of its strategic objectives. To the extent that the Company is unable to obtain funding from alternate sources, this will adversely affect the Company's ability to continue to perform research and development on its existing and proposed products.




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PATENTS AND OTHER INTELLECTUAL PROPERTY

         The Company's ability to compete effectively with other companies will depend, in part, on the ability of the Company to maintain the proprietary nature of its technology. Although the Company has been awarded, has filed applications for or has been licensed technology under numerous patents, there can be no assurance as to the degree of protection offered by these patents or as to the likelihood that pending patents will be issued. There can be no assurance that competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investment in competing technologies, have not already or will not apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make and sell its products. There can also be no assurance that competitors will not intentionally infringe the Company's patents. The defense and prosecution of patent suits are both costly and time-consuming, even if the outcome is favorable to the Company. In foreign countries, the expenses associated with such proceedings can be prohibitive. In addition, there is an inherent unpredictability in obtaining and enforcing patents in foreign countries. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease selling its products. Although third parties have not asserted infringement claims against the Company, there can be no assurance that third parties will not assert such claims in the future. Claims that the Company's products infringe on the proprietary rights of others are more likely to be asserted after commencement of commercial sales incorporating the Company's technology. The Company also relies on unpatented proprietary technology, and there can be no assurance that others may not independently develop the same or similar technology or otherwise obtain access to the Company's proprietary technology. To protect its rights in these areas, the Company requires all employees and most consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. While the Company has attempted to protect proprietary technology it may develop or acquire and will attempt to protect future developed proprietary technology through patents, copyrights and trade secrets, it believes that its success will depend more upon further innovation and technological expertise.

AVAILABILITY OF MATERIALS AND DEPENDENCE ON SUPPLIERS

         It is anticipated that materials to be used by the Company in producing its future products will be purchased by the Company from outside vendors and, in certain circumstances, the Company may be required to bear the risk of material price fluctuations. It is anticipated by the Company's management that the majority of raw materials to be used in products to be manufactured by the Company will be readily available. However, there can be no assurance that such materials will be available in the future, or if available, will be procurable at prices which will be favorable to the Company.

DEPENDENCE ON KEY PERSONNEL

         The future success of the Company will depend in large part on its ability to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to attract and retain all personnel necessary for the development of its business. In addition, much of the know-how and processes developed by the Company reside in its key scientific and technical personnel and such know-how and processes are not readily transferable to other scientific and technical personnel. The loss of the services of key scientific, technical and managerial personnel could have a material adverse effect on the Company.










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